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                            April 19, 2023

       Warren B. Kanders
       Chief Executive Officer
       Cadre Holdings, Inc.
       13386 International Parkway
       Jacksonville, FL 32218

                                                        Re: Cadre Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 15,
2023
                                                            Response Dated
April 12, 2023
                                                            File No. 001-40698

       Dear Warren B. Kanders:

              We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, Non-GAAP Measures, page 7

   1. We note your response to prior comment 1, including the draft disclosure you intend to provide regarding
Adjusted EBITDA less capital expenditures and Adjusted EBITDA
                                                        Conversion Rate. Please
help us understand how you determined that these non-GAAP
                                                        measures which exclude
cash payments are a performance measure rather than a liquidity measure. In this
regard, we reference your proposed disclosure that the measure "provides investors with
important information about your core, recurring cash generation trends", the adjustments are not
generated from the income statement, the adjustments are cash-
                                                        based rather than
accrual-based, and your non-GAAP conversion rate uses this measure as the numerator.
 Warren B. Kanders
Cadre Holdings, Inc.
April 19, 2023
Page 2


2. If you conclude that the non-GAAP measure is being presented as a liquidity measure, please revise future filings to reconcile it to cash flow from operations and a conversion rate using a comparable GAAP measure, as applicable, with prominence. Your disclosures should fully comply with Rule 10(e)(1)(ii)(a) of Regulation S-K and Question
         102.09 of the C&DI related to Non-GAAP Measures.

      You may contact Christie Wong at 202-551-3684 or Kristin Lochhead, Senior Accountant, at 202-551-3664 with any other questions.



                                                              Sincerely,
FirstName LastNameWarren B. Kanders
                                                              Division of
Corporation Finance
Comapany NameCadre Holdings, Inc.
                                                              Office of
Industrial Applications and
April 19, 2023 Page 2                                         Services
FirstName LastName